I.PURPOSE OF THE POLICY
Pembina Pipeline Corporation (the “Corporation”) has publicly traded securities on the New York Stock Exchange (“NYSE”). This Policy has been adopted by Pembina in accordance with NYSE listing requirements.
The purpose of this Policy is to clarify when the Corporation may be required to recoup incentive-based compensation from an Executive Officer.
II.SCOPE AND APPLICATION
Application of Policy
This Policy applies in the event of any restatement (“Restatement”) of the Corporation’s interim or annual financial statements due to its material non-compliance with financial reporting requirements under applicable securities laws.
For clarity, this Policy does not apply to restatements of the Corporation’s financial statements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (a) application of a change in accounting principles; (b) revision to reportable segment information due to a change in the organizational structure of the Corporation; (c) reclassification due to a discontinued operation; (d) application of a change in reporting entity, such as from a reorganization of entities under common control; (e) adjustment to provision amounts in connection with a prior business combination; and (f) revision for stock splits, reverse stock splits or share consolidations, dividends or other changes in capital structure.
This Policy applies to: (i) all Incentive-Based Compensation (as defined below) received on or after October 2, 2023 (the “Effective Date”), as required by Rule 10D-1 of th    e U.S. Securities Exchange Act of 1934 (“Rule 10-D”); (ii) bonus or other incentive-based or equity-based compensation required to be reimbursed pursuant to Rule 304 of the Sarbanes-Oxley Act of 2002; and (iii) any other bonus or incentive-based or equity-based compensation that the Board, in its sole discretion, elects to clawback under this policy, as described herein.
Executive Officers Subject to the Policy
This Policy applies to only to those executives of the Corporation who serve or served as an “executive officer” of Pembina, as such term is defined under Rule 10D (“Executive Officers”) at any time during the Clawback Period (as defined below). An “Executive Officer” includes the Corporation’s current or former CEO, CFO, Vice President, Accounting (or any other current or former officer or person who performs or performed a similar role for the Corporation), any senior vice-president of the Corporation, and any other current or former officer or person who performs or performed a significant policy-making function for the Corporation, including executive officers of the Corporation’s subsidiaries, if they perform such policy-making functions.
NOVEMBER 2023

All Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required a Restatement.
Definitions
In this Policy:
"Board” or “Board of Directors” means the board of directors of the Corporation from time to time;
“CEO” means the President and Chief Executive Officer of the Corporation;
“CFO” means the Senior Vice President and Chief Financial Officer of the Corporation;
“Corporation” means Pembina Pipeline Corporation;
“NYSE” means the New York Stock Exchange;
“Pembina” means collectively, the Corporation and its subsidiaries;
“Policy” means this Clawback Policy; and
"SEC" means the United States Securities and Exchange Commission.
III.COMPENSATION SUBJECT TO POLICY
This Policy applies to any Incentive-Based Compensation “received” by an Executive Officer during the Clawback Period (as such terms are defined below).
Incentive- Based Compensation
Incentive-based compensation includes (“Incentive-Based Compensation”):
(a)incentive awards paid or granted to an Executive Officer under the Corporation’s incentive compensation plans;
(b)stock options or equity-based awards (or any amount attributable to such awards) paid or granted to an Executive Officer under the Corporation’s incentive compensation plans; and
(c)any other incentive-based compensation (including any cash or equity compensation) that is paid, vested, earned or granted pursuant any other award made by the Corporation to the Executive Officer, in each case based wholly or in part upon the attainment of a “financial reporting measure”.
Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements and any measures derived wholly or in part from such financial information (including, but not limited to, non-GAAP measures, share price and total shareholder return).
For clarity, “Incentive-Based Compensation” does not include:
(a)base annual salary;
(b)compensation which is awarded based solely on service to the Corporation (e.g. a time-vested awards); or
(c)compensation which is awarded based solely on non-financial reporting measures, subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).
NOVEMBER 2023

Claw-Back Period and Performance Period
The Clawback Period consists of any of the three completed fiscal years immediately preceding: (a) the date that the Board concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement, or (b) the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.
For purposes of this Policy, Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period.
For the avoidance of doubt, the Clawback Period with respect to an Executive Officer applies to Incentive-Based Compensation received by the Executive Officer (a) after beginning services as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants) and (b) if that person served as an Executive Officer at any time during the Performance Period for such Incentive-Based Compensation.
IV.AMOUNT TO BE REPAID
Subject to the limitations set forth below under “Repayment of Recoverable Amount”, the amount of Incentive-Based Compensation that must be repaid by the Executive Officer is the amount of Incentive-Based Compensation previously received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that the Executive Officer otherwise would have received had such Incentive-Based Compensation been determined based on the Restatement (the “Recoverable Amount”).
Determining the Recoverable Amount
After a Restatement, the Corporation will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and the NYSE rules. The Corporation will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, the Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure.
Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure, the Corporation will determine the portion of the original Incentive-Based Compensation derived from the financial reporting measure which was restated and will recalculate the affected portion based on the restated financial reporting measure to determine the Recoverable Amount.
For Incentive-Based Compensation that is not subject to mathematical recalculation directly from the information in an accounting restatement (e.g., Incentive-Based Compensation based on share price or total shareholder return):
(a) the Recoverable Amount shall be based on a reasonable estimate of the effect of the accounting restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received; and
(b) the Corporation shall maintain and provide documentation of the determination of that reasonable estimate to the NYSE.
Recoverable Amounts must be calculated on a pre-tax basis to ensure that the Corporation recovers the full amount of Incentive-Based Compensation that was erroneously awarded.
NOVEMBER 2023

Equity Compensation
If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case during the Clawback Period, the Corporation will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
(a)if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
(b)if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Corporation will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
(c)if the Underlying Shares have been sold by the Executive Officer, the Corporation will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
Repayment of Recoverable Amount
The Human Resources, Health and Compensation Committee will take such action as it deems appropriate, in its sole and absolute discretion, to reasonably promptly to recover the Recoverable Amount, unless the Human Resources, Health and Compensation Committee determines that it would be impracticable to recover such amount because:
(a)the Corporation has made a reasonable and documented attempt to recover the Recoverable Amount and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount, or
(b)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, or
(c)if the recovery of the incentive-based compensation would, based on an opinion of legal counsel, violate the laws of the Province of Alberta and the federal laws of Canada applicable therein.
In no event shall the Corporation be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.
V.ADDITIONAL CLAWBACK REQUIRED BY SECTION 304 OF THE SARBANES-OXLEY ACT OF 2002
In addition to the provisions described above, if the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation, with any financial reporting requirement under securities laws as a result of misconduct, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the CEO and CFO (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Corporation for:
(a)any bonus or other incentive-based or equity-based compensation received from the Corporation during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and
(b)any profits realized from the sale of securities of the Corporation during that 12-month period.
NOVEMBER 2023

To the extent that subsections II, III and IV of this Policy (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of Incentive-Based Compensation recoverable by the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with this subsection V (the “Sarbanes-Oxley Clawback Requirements”) and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Corporation shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Corporation.
VI.ADDITIONAL CLAWBACKS AT THE DISCRETION OF THE BOARD
Notwithstanding anything to the contrary in this policy, if the Corporation is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under any applicable securities law and/or any act of fraud breach of fiduciary duty or willful or reckless misconduct in the performance of the Executive Officer’s duties that resulted in or contributed to the restatement, the Board may, in its sole discretion, determine to recover, on an after-tax basis, any incentive-based compensation paid or granted to any Executive Officer, including (a) the Executive Officer's incentive awards paid or granted under the Corporation's annual or long-term cash incentive compensation program; (b) any stock options or other equity-based awards (or any amount attributable to such awards) paid or granted to the Executive Officer under the Corporation's long-term equity incentive programs; and (c) any other incentive-based compensation paid or granted pursuant any other award made by the Corporation to the Executive Officer, up to an aggregate amount that shall not exceed the difference between (i) the value of the incentive-based compensation paid or granted to such Executive Officer during the Clawback Period and (ii) the value of the incentive-based compensation that would have been paid or granted to such Executive Officer in the absence of such accounting restatement and/or any related act of fraud or breach of fiduciary duty or willful or reckless misconduct, as determined in good faith by the Board. For the avoidance of doubt, the amount of incentive-based compensation that the Board may elect to clawback pursuant to this provision may exceed the amount that the Corporation is required to clawback pursuant to applicable law; provided, that this provision shall be applied without duplication of any amount required to be clawed back pursuant to applicable law.
VII.INDEMNIFICATION
The Corporation will not indemnify or provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy.
VIII.REVIEWED AND APPROVED
The CFO and the Senior Vice President, Corporate Services Officer are the officers responsible for this Policy.
This Policy will be reviewed by the Human Resources, Health and Compensation Committee at least annually, who will recommend any changes to the Board for approval.
This Policy was approved by the Board of Directors of the Corporation on November 2, 2023.
NOVEMBER 2023

IX.RELATED POLICIES
The following policies relate to the subject matter of this Policy:
•Code of Ethics Policy (Canada)
•Code of Ethics Policy (US)
•Whistleblower Policy
X.SUPPORTING DOCUMENTS
Rules and Conventions in support of this Policy may be created and approved by the CFO and the Senior Vice President, Corporate Services Officer.
NOVEMBER 2023